UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LYRIS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.15

(Title of Class of Securities)

55235L203

(CUSIP Number)

NATHALIE P. COMFORT

NPC PARTNERSHIP

UBN, LLC

STL CHARITABLE TRUST

340 DUCK POND ROAD

LOCUST VALLEY, NEW YORK 11560

(516) 676-7737

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 7, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 55235L203	Page 2 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Nathalie P. Comfort
2.	Check the Appropriate Box if a Member of Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 605,070
	8.	Shared Voting Power 26,266
	9.	Sole Dispositive Power 605,070
	10.	Shared Dispositive Power 26,266
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 631,736
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 9,568,613 shares of Common Stock issued and outstanding on September 18, 2014, the latest date reported by the Issuer. There are approximately 2,000,000 shares of preferred stock convertible into Common Stock currently outstanding, but the preferred stock is not owned by the Reporting Persons.

Cusip No. 55235L203	Page 3 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). NPC Partnership 20-2673389
2.	Check the Appropriate Box if a Member of Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 265,265
	8.	Shared Voting Power N/A
	9.	Sole Dispositive Power 265,265
	10.	Shared Dispositive Power N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 265,265
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 9,568,613 shares of Common Stock issued and outstanding on September 18, 2014, the latest date reported by the Issuer. There are approximately 2,000,000 shares of preferred stock convertible into Common Stock currently outstanding, but the preferred stock is not owned by the Reporting Persons.

Cusip No. 55235L203	Page 4 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). UBN, LLC 27-4335104
2.	Check the Appropriate Box if a Member of Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 339,805
	8.	Shared Voting Power N/A
	9.	Sole Dispositive Power 339,805
	10.	Shared Dispositive Power N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 339,805
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6%(1)
14.	Type of Reporting Person (See Instructions) OO (limited liability company)

(1)	Based on 9,568,613 shares of Common Stock issued and outstanding on September 18, 2014, the latest date reported by the Issuer. There are approximately 2,000,000 shares of preferred stock convertible into Common Stock currently outstanding, but the preferred stock is not owned by the Reporting Persons.

Cusip No. 55235L203	Page 5 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). STL Charitable Trust 11-6355993
2.	Check the Appropriate Box if a Member of Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,666
	8.	Shared Voting Power N/A
	9.	Sole Dispositive Power 26,666
	10.	Shared Dispositive Power N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,666
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0028%(1)
14.	Type of Reporting Person (See Instructions) OO (trust)

(1)	Based on 9,568,613 shares of Common Stock issued and outstanding on September 18, 2014, the latest date reported by the Issuer. There are approximately 2,000,000 shares of preferred stock convertible into Common Stock currently outstanding, but the preferred stock is not owned by the Reporting Persons.

Introductory Note

This Schedule 13D is being filed by Nathalie P. Comfort (“Ms. Comfort”), NPC Partnership, a Texas general partnership (“NPC Partnership”), UBN, LLC, a Delaware limited liability company (“UBN”), and STL Charitable Trust, a trust organized under the laws of New Jersey (the “STL Trust”), with respect to shares of common stock, par value $0.15 per share (the “Common Stock”), of Lyris, Inc., a Delaware corporation (the “Issuer”). Each of Ms. Comfort, NPC, UBN and the STL Trust, is referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.”

An understanding was in place regarding the shares reported under this Schedule 13D not to make a purchase or other acquisition on behalf of any of the Reporting Persons which would render the Reporting Persons to be in a position to determine if a Schedule 13D filing would be necessary. The positions were calculated numerous timed to determine whether the collective ownership threshold was met. Based on inadvertent miscommunications and misunderstandings about and/or among the account managers of the Reporting Persons, as of December 7, 2006, certain of the Reporting Persons became the beneficial owners of approximately 5.65% of the Common Stock of the Issuer in the aggregate. As a result, each of such Reporting Persons may have been required to file a Schedule 13D at that time.

During the relevant time period noted herein, there was no knowledge on behalf of the Reporting Persons that a collective ownership percentage threshold may have been met that required the Reporting Persons to determine whether to make a filing under Schedule 13D. Therefore, this corrective filing was made as soon as possible once this oversight was discovered. This Schedule 13D reports the beneficial ownership of the Common Stock for each of the Reporting Persons as of the filing date.

Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 6401 Hollis Street, Suite 125, Emeryville, California 94608.

ITEM 2. IDENTITY AND BACKGROUND.

Each of the Reporting Persons is reporting on this Schedule 13D on a precautionary basis in the event they constitute a reporting “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.

Nathalie P. Comfort

Ms. Comfort is a private investor and her residence address is 340 Duck Pond Road, Locust Valley, New York 11560. During the last five years, Ms. Comfort has not been convicted in a criminal proceeding excluding traffic violations or similar misdemeanors, nor has he been a party to a civil proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Ms. Comfort is a United States citizen.

NPC Partnership

NPC Partnership is a general partnership organized under the laws of the State of Texas. The managing general partner of NPC Partnership is Nathalie P. Comfort. NPC Partnership’s principal business is investing in and holding stocks and other assets. The address of the principal executive offices of NPC Partnership is 340 Duck Pond Road, Locust Valley, New York 11560. During the past five years, NPC Partnership has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has NPC Partnership been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

UBN, LLC

UBN, LLC is a limited liability company organized under the laws of the State of Delaware. The sole manager of UBN, LLC is Nathalie P. Comfort. UBN, LLC’s principal business is investing in and holding stocks and other assets. The address of the principal executive offices of UBN, LLC is 340 Duck Pond Road, Locust Valley, New York 11560. During the past five years, UBN, LLC has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has UBN, LLC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

STL Charitable Trust

The STL Charitable Trust is a trust organized under the laws of the State of New Jersey. Effective as of December 24, 1994, Nathalie P. Comfort is a co-trustee under the trust. In addition, she has the authority to designate any gifts to be made by the trust. The trust’s principal business is investing in and holding stock and other assets and for distribution to charitable organizations. The address for the trust is Nathalie P. Comfort, Co-Trustee, 340 Duck Pond Road, Locust Valley, New York 11560. During the past five years, the trust has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has the trust been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Between March 8, 2002 and July 14, 2009, NPC Partnership purchased a total of 4,428,250 shares of Common Stock in various transactions at an aggregate purchase price of $603,929.02 (including commissions and fees). On January 6, 2011, NPC Partnership transferred 4,428,250 shares of Common Stock to UBN, LLC. On February 16, 2011, NPC Partnership purchased 3,922,561 shares of Common Stock in a private transaction for an aggregate purchase price of $760,980.83 (including commissions and fees). Subsequent to such date, NPC Partnership purchased 31,433 shares of Common Stock for a total purchase price of $8,470.79 (including commissions and fees).

Between August 1, 2005 and May 10, 2006, STL Charitable Trust purchased a total of 613,000 shares of Common Stock in various transactions for an aggregate purchase price of $444,027.47 (including commissions and fees). Between October 9, 2009 and September 29, 2010, STL Charitable Trust sold a total of 213,000 shares of Common Stock in various transactions with an aggregate sale price of $70,550.48 (including commissions and fees).

On January 6, 2011, UBN, LLC received from NPC Partnership a transfer of 4,428,250 shares of Common Stock having a value of $1,040,638.75 based on the per share closing price for the Common Stock as of such date. Between that date and February 7, 2014, UBN, LLC purchased a total of 224,733 shares of Common Stock in various transactions for an aggregate purchase price of $80,103.86 (including commissions and fees).

Except as noted above, all of the transactions described in this item 3 were open market purchases that were completed using working capital. Current share ownership numbers in this Schedule 13D reflect the Issuer’s 1 for 15 reverse stock split that was effective on March 12, 2012. Finally, there are approximately 2,000,000 shares of preferred stock convertible into common stock currently outstanding, but the preferred stock is not owned by the Reporting Persons.

ITEM 4. PURPOSE OF THE TRANSACTIONS.

The shares with respect to which this filing relates were acquired using cash and were acquired for long-term investment purposes, and with respect to STL Charitable Trust, for distribution to charitable organizations, by the Reporting Persons.

Except as disclosed herein, the Reporting Persons have no present plans or proposals that relate to or would result in any actions or events required to be described in item 4 of Schedule 13D.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

(a) and (b) As of September 30, 2014, Ms. Comfort is not the direct beneficial owner of any shares of the Issuer’s Common Stock. As of September 30, 2014, Ms. Comfort is the indirect beneficial owner of 631,736 shares of the Issuer’s Common Stock as described below. Based on 9,568,613 shares of Common Stock issued and outstanding as of September 18, 2014, as reported by the Issuer to the Securities and Exchange Commission (the “SEC”) on the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2014 (filed September 18, 2014), Ms. Comfort may be deemed to beneficially own 6.6% of the outstanding shares of the Issuer’s Common Stock. Ms. Comfort has (i) the sole power to vote and the sole power to dispose of 605,070 shares of the Issuer’s Common Stock which she may be deemed to beneficially own, and (ii) shared power to vote and shared power to dispose of 26,266 shares of the Issuer’s Common Stock which she may be deemed to beneficially own. The share numbers in this paragraph include all shares held by the entities described elsewhere in this item 5.

As of September 30, 2014, NPC Partnership owned 265,265 shares of Common Stock directly. Based on 9,568,613 shares of Common Stock issued and outstanding as of September 18, 2014, as reported by the Issuer to the SEC on the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2014 (filed September 18, 2014), NPC Partnership may be deemed to beneficially own 2.8% of the outstanding shares of the Issuer’s Common Stock. Pursuant to the Partnership Agreement of NPC Partnership, Nathalie P. Comfort has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, each of the 265,265 shares of the Issuer’s Common Stock it may be deemed to beneficially own.

As of September 30, 2014, UBN, LLC owned 339,805 shares of Common Stock directly. Based on 9,568,613 shares of Common Stock issued and outstanding as of September 18, 2014, as reported by the Issuer to the SEC on the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2014 (filed September 18, 2014), UBN, LLC may be deemed to beneficially own 3.6% of the outstanding shares of the Issuer’s Common Stock. Pursuant to the Operating Agreement of UBN, LLC, Nathalie P. Comfort has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, each of the 339,805 shares of the Issuer’s Common Stock it may be deemed to beneficially own.

As of September 30, 2014, STL Charitable Trust owned 26,266 shares of Common Stock directly. Based on 9,568,613 shares of Common Stock issued and outstanding as of September 18, 2014, as reported by the Issuer to the SEC on the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2014 (filed September 18, 2014), STL Charitable Trust may be deemed to beneficially own 0.0028% of the outstanding shares of Issuer’s Common Stock. Pursuant to the trust agreement dated June 12, 1989, as subsequently amended, Ms. Comfort, as a co-trustee, has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, each of the 26,266 shares of the Issuer’s Common Stock STL Charitable Trust may be deemed to beneficially own.

(c) Each of the Reporting Persons has not effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons with respect to the securities of the Issuer. Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Issuer and the Reporting Persons with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A—Agreement to Joint Filing of Schedule 13D between Nathalie P. Comfort, NPC Partnership, UBN, LLC and STL Charitable Trust.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2014	/s/ Nathalie P. Comfort
Nathalie P. Comfort

NPC PARTNERSHIP

Dated: September 30, 2014	By:	/s/ Nathalie P. Comfort
Nathalie P. Comfort, Managing General Partner

UBN, LLC

Dated: September 30, 2014	By:	/s/ Nathalie P. Comfort
Nathalie P. Comfort, Manager

STL Charitable Trust

Dated: September 30, 2014	By:	/s/ Nathalie P. Comfort
Nathalie P. Comfort, Co-Trustee

Exhibit A

AGREEMENT TO JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree that this Statement on Schedule 13D with respect to the shares of common stock of Lyris, Inc. is, and any amendments thereto signed by the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together constitute one instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 30th day of September 2014.

/s/ Nathalie P. Comfort
Nathalie P. Comfort

NPC PARTNERSHIP

Dated: September 30, 2014	By:	/s/ Nathalie P. Comfort
Nathalie P. Comfort, Managing General Partner

UBN, LLC

Dated: September 30, 2014	By:	/s/ Nathalie P. Comfort
Nathalie P. Comfort, Manager

STL Charitable Trust

Dated: September 30, 2014	By:	/s/ Nathalie P. Comfort
Nathalie P. Comfort, Co-Trustee

A-1